Exhibit 99.1

Quipt Home Medical Announces Closing of Public Offering and Private Placement for Aggregate Gross Proceeds of $42.5 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cincinnati, Ohio April 25, 2023 — Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider focused on end-to-end respiratory care, is pleased to announce that it has closed its previously announced bought deal public offering (the “Public Offering”) of common shares in the capital of the Company (the “Common Shares”). The Public Offering was conducted through a syndicate of underwriters led by Beacon Securities Limited and Canaccord Genuity Corp. (the “Co-Lead Underwriters”) on behalf of a syndicate of underwriters including Echelon Wealth Partners Inc., Raymond James Ltd., Stifel GMP, Eight Capital, Leede Jones Gable Inc. and M Partners Inc. (together with the Co-Lead Underwriters, the “Underwriters”). In connection with the Public Offering and the U.S. Private Offering (defined below), the Company issued a total of 5,129,000 Common Shares at an issue price of $7.85 per Common Share (the “Issue Price”) for aggregate gross proceeds of $40,262,650, which includes 669,000 Common Shares issued pursuant to the exercise of the over-allotment option granted to the Underwriters.

Concurrent with the closing of the Public Offering, the Underwriters also completed a brokered private placement, on a commercially reasonable best efforts basis (the “Private Placement”), of 280,000 Common Shares at the Issue Price, for aggregate gross proceeds of $2,198,000. As a result of the completion of the Public Offering and Private Placement (the “Offering”), the Company has raised aggregate gross proceeds of $42,460,650.

The Company intends to use the proceeds of the Offering for repayment of debt, potential future acquisitions, working capital and general corporate purposes. The Underwriters received a cash commission of $2,123,032.50, representing 5.0% of the aggregate gross proceeds of the Offering.

The Common Shares were offered under the Public Offering in the Provinces and Territories of Canada (other than Quebec) by way of a prospectus supplement to the Company’s existing short form base shelf prospectus dated November 11, 2021, which was filed in each of the Provinces and Territories of Canada, and offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act (the “U.S. Private Offering”), or under other exemptions from the registration requirement that are available under the 1933 Act, and pursuant to any applicable securities laws of any state of the United States. The Common Shares were sold in the Province of Quebec pursuant to the Private Placement.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or, directly or indirectly, to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Claret Asset Management Corporation, which holds more than 10% of the issued and outstanding Common Shares, was the sole subscriber in the Private Placement, thus the subscription is  considered a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The subscription is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as at the time the transaction was agreed to, neither the fair market value of the transaction, nor the fair market value of the consideration for, the transaction, insofar as it involved interested parties, exceeded 25% of the Company’s market capitalization.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any potential acquisitions will be completed by the Company. No definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions (including negative and grammatical variations) as they relate to the Company, including: the use of the net proceeds from the Offering; and the Company completing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation; and the Company successfully identifying, negotiating and completing additional acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including any escalation thereof and various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including any travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com